[ODYSSEY RE HOLDINGS CORP LETTERHEAD]
April 3, 2007
VIA EDGAR TRANSMISSION
AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C. 20549
Attn: Jeffrey P. Riedler
          Assistant Director
Odyssey Re Holdings Corp.
Amendment to Registration Statement on Form S-1 filed on March 27, 2007
File No. 333-138340 (the “Registration Statement”)
Dear Mr. Riedler:
          Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Odyssey Re Holdings Corp. (“OdysseyRe”) hereby requests withdrawal of the above-referenced amendment to the Registration Statement filed on March 27, 2007. The Registration Statement was originally filed on October 31, 2006, was amended on December 15, 2006 and was declared effective January 17, 2007 (the “Registration Statement”).
          The amendment filed on March 27, 2007 was filed inadvertently on EDGAR submission type “S-1/A” as opposed to EDGAR submission type “POS AM”. Therefore we request withdrawal of such amendment, together with all exhibits thereto. Following the filing of this letter, the amendment will be filed on EDGAR submission type “POS AM”.
          No securities were sold under the Registration Statement following the March 27, 2007 filing.
          If you have any questions regarding this request, please contact Stephen C. Centa of Shearman & Sterling LLP at (416) 360-5131.

Very truly yours, ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Suzanne Hayes, Securities and Exchange Commission
Christopher J. Cummings, Shearman & Sterling LLP
Stephen C. Centa, Shearman & Sterling LLP
Lawrence Taylor, Shearman & Sterling LLP
Adam Lewinberg, Shearman & Sterling LLP
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